STARMED GROUP, INC.

2029 Century Park East

Suite 1112

Los Angeles, CA 90067

(310) 226-2555

(310) 551-2724

“CORRESP”

April 21, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Mail Stop 6010

Re:	StarMed Group, Inc.
10-KSB for the Period Ending December 31, 2004
Staff Letter of Comment dated December 12, 2005

Ladies and Gentlemen:

We are writing to respond to the Staff’s letter dated March 31, 2006, relating to our Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “Annual Report”).

Amendment No. 1 to Form 10-KSB for the Fiscal year Ended December 31, 2004

General

Question

1. In your August 12, 2005 and February 2, 2006 responses, you acknowledged certain things regarding this filing being declared effective. As a declaration of effectiveness would not appear relevant to a Form 10-KSB and as you did not provide the acknowledgements that we had requested in our July 20, 2005 comment letter, please provide us, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and

  Exchange Commission

April 21, 2006

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Answer

The Company has provided the requested acknowledgments at the closing of this correspondence.

Consolidated Statement of Shareholders’ Equity (Deficit), page F-4

Question

2. Please explain why it was appropriate to value the shares issued, during the periods presented, to officers and directors “based on the value of the services received as agreed to by the parties,” as indicated in your response to part a. of prior comment one. In so doing, please address the following:

a.

Please provide us, in disclosure-type format, your policy to account for stock-based compensation during the periods presented, including whether stock-based compensation to employees is recognized under APB 25 or SFAS 123.

Answer

The company follows the guidelines established in APB 25, “Accounting for Stock Issues to Employees” and SFAS No. 123, “Accounting for Stock-Based Compensation” in valuing stock issued to its vendors, directors, or employees in payment for services rendered. APB 25 states that the “measurement date for determining compensation cost in stock option, purchase and award plans is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any.” The date is usually the date on which the stock option is granted or stock shares are awarded. The amount of compensation calculated is the number of shares granted or awarded times the share’s fair market value on the date of the grant. APB 25 states that “the total compensation cost is measured by the difference between the quoted market price of the stock at the date of the grant or award, and the price, if any, to be paid by an employee and is recognized as expense over the period the employee performs the related services.”

United States Securities and

  Exchange Commission

April 21, 2006

Statement of Financial Accounting Standards No. 123 establishes a fair value based method of accounting for stock-based compensation plans. The statement also establishes fair value as the measurement basis for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. In measuring the fair value of the stock issued, FAS 123 allows the fair value of the goods or services received to be a good measurement of the stock received, if reliable, especially in the absence of a quoted market price for the shares exchanges for such goods or services.

In summary, if a quoted market price exists for the shares surrendered, the quoted market price shall be used in measuring the value of the shares surrendered. In the absence of a quoted market price, the fair value of the goods or services obtained shall be used to ascertain the value of the shares surrendered.

StarMed Group, Inc. had no public market for its shares until March, 2005. Trading did not begin until April 2005. Until then, the only reliable measurement of the shares issued was the fair value of the services received by the Company in exchange for those shares. As the Company’s independent auditors, Mendoza Berger & Company, LLP examined the following seven invoices for services for which the Company paid in capital stock of the Company. Copies of these invoices are being supplied to the Staff on a supplemental basis.

October 31, 2003	Sierra Medicinals Inc.	$5,000	500,000 shares
December 31, 2003	Sierra Medicinals, Inc.	$100	10,000 shares
February 23, 2003	Wentworth Advisors, LLC	$4,044	404,381 shares
March 30, 2003	Robert Schneiderman	$1,000	100,000 shares
October 31, 2003	Steven Rosenblatt, MD	$5,000	500,000 shares
September 1, 2003	Law Office of John Martin	$1,150	115,000 shares
November 3, 2003	Seymour Levine, MD	$100	10,000 shares

All of the above transactions were paid with company’s stock valued at $0.01 per share. This price was then used to value all such transactions during 2003, 2004 and the first few months of 2005.

Question

b.

Regarding the shares issued to directors, please tell us whether the directors provided the services as a director, as contemplated by paragraph 8 of FIN 44, or the services were provided by the directors acting in another capacity.

United States Securities and

  Exchange Commission

April 21, 2006

Answer

The shares issued to directors were in exchange for their services as directors to the Company and not as vendors of the Company. If any director provided services other than as a director, such transactions were grouped and valued as part of stock issued to vendors.

Question

c.

To the extent the shares issued to officers and directors were accounted for under APB 25, please tell us how using the value of the services complied with paragraph 10(a), which states that,”[i]f a quoted market price was unavailable, the best estimate of the market value of the stock should be used to measure compensation.”

Answer

Please refer to the response to Item 2a, above. Shares issued to employees were valued in accordance with the provisions of APB 25, and, absent any market quote for the Company stock, the value for services the company obtained in exchange for Company stock was used. As explained in the answer to item 2a, such shares were issued at $0.01 per share. Therefore, stock issued in exchange for employee compensation was also valued at $0.01 per share. This continued until a public market began to exist in March 2005 and trading began April 2005, at which time the Company began to use the quoted market price to account for all of its stock based compensation or vendor payments.

Question

d.	To the extent the shares issued to officers and directors were accounted for as transactions with employees under SFAS 123, please explain how using the value of the services complied with:

i.	paragraph 16, which states that the compensation should be based on the fair value of the equity instruments issued, and

ii.

paragraph 107, which states that “accounting for the cost of employee services is based on the value of compensation paid, which is presumed to be an adequate measure of the value of the services received.”

United States Securities and

  Exchange Commission

April 21, 2006

Answer

The compensation paid to directors and officers was the fair value of the services provided and was based on the market value for such services. The fair value of the stock issued to these employees and directors was determined to be $0.01 until the Company’s stock began to trade in the public market in April 2005. Until then, all shares issued to employees and directors were valued at $0.01 per share in accordance with the valuation provisions of APB 25 and SFAS 123.

Question

e.

To the extent the shares issued to directors were accounted for as transactions with other than employees under SFAS 123, please provide us an analysis of how using the value of the services complied with paragraphs 8 through 10. In this regard, please also address the following:

i.

While we noted your assertion that “there was no reliable way to value the Company’s shares, ”please clarify why you would appear to believe that the fair value of the services received was more reliably measurable than the fair value of shares issued. In so doing, please discuss the extent to which you considered the valuation techniques described in paragraph 9.

ii.	Please clarify how an agreement was reached on the fair value of the services that you received and why you believe that the agreed-upon value represented with the fair value of the services.

iii.

As was contemplated by part a. of prior comment one, please tell us the extent to which you understand that the aggregate compensation expense you recognized was consistent with the value of consideration that the directors would have received from providing the services to other parties. While you responded that you did not believe it was your responsibility to inquire of the directors about this, it would seem to be relevant to whether the value of the services received was more reliably measurable than the value of the shares.

United States Securities and

  Exchange Commission

April 21, 2006

Answer

Until March 2005, the only reliable measure of the market value of the Company’s stock was the transactions the Company consummated with certain vendors. While only 7 invoices were listed in response to question 2a, many more of the Company’s vendors agreed to provide services in exchange for the Company’s common stock valued at $0.01 per share. The fact that non-related entities were willing to provide services in exchange for the Company’s shares in an open market is a measurement of value allowed by SFAS 123. SFAS 123, paragraph 9 states “If quoted market prices are not available, the estimate of fair value shall be based on the best information available in the circumstances.” Valuation techniques that can be used is the value for similar services or goods charged by other vendors. The Company used this approach in valuing the services it received. Then it is just a matter of how many shares the vendor would accept in full payment of his invoice. In all such circumstances, such vendors accepted stock valued at $0.01 per share. Therefore, the Company believes that the measurement of $0.01 per share to be the correct measure of fair value of its stock and that equity transactions involving compensation, services, or goods, the company also believes that the value of $0.01 per share, is in compliance with the guidance set forth in APB 25 and SFAS 123.

Question

f.

To the extent that you conclude that the amount recognized should have been based on the value of the shares issued, please tell us the fair value of the shares issued during the periods presented. In this regard, please also address the following:

i.

Please provide us with a quantitative and qualitative analysis supporting those fair values that describes the significant factors, assumptions and methodologies used in determining each estimated fair value.

ii.

Please discuss how each significant factor contributing to the difference between the fair value as of the: (1) date of each issuance and (2) dates of other issuances and when trading commenced in April 2005.

iii.

If you conclude that you should have recognized an amount based on the value of the shares issued, please amend your Form 10-KSB for December 31, 2004 and Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures accordingly.

United States Securities and

  Exchange Commission

April 21, 2006

Answer

The answer to this section is a repeat of all of the factors listed by us up to this point. Arms length transactions at fair market value were used to value the shares issued up to March 2005, in the absence of better data. In April, 2005 the Company began trading publicly and market quotations were used to value stock based transactions. The price per share was determined by dividing the number of shares vendors would accept in exchange for their services by the amount of the invoice the Company received from its vendors. This “willing buyer – willing seller” concept was the best evidence the Company had in valuing its shares until April 2005.

Question

3.

Please elaborate on your response to part a. of prior comment one to also address issuances of your common stock during 2003 for services, as that comment and comment five in our July 20, 2005 letter was intended to address issuances during all period presented. In this regard, please respond to part f. of comment two in this letter.

Answer

Please refer to the Company’s response to item 2a, above, .

Question

4.	We have the comments below on your responses to part c. and d. of prior comment one:

a.

Please explain why you appear to believe that the fair value of your common stock increased from $0.01 per share in January 2005 (as per your disclosure) to $1.10 per share in April 2005 during the early days of trading of your stock (as per your response to part e. of prior comment two). Please provide us with a quantitative and qualitative analysis describing the significant factors, assumptions and methodologies supporting this significant change in value.

b.

If you conclude that you should have a different fair value for the shares issued for services in January 2005, please amend your Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosure accordingly.

United States Securities and

  Exchange Commission

April 21, 2006

Answer

The value of the shares issued continued to be at $0.01 per share until the Company commenced public trading in April 2005. The Company was working toward increasing share value for the last two years, but, until the share began to trade publicly, there was no basis to increase the share value for any stock issued. Public markets react to factors not necessarily related to the true market value of the equity instrument issued. Shares can increase substantially during the first hours of trading after a company begins its initial stock offering. For example, if a company has an IPO price of $25 per share at the beginning of trading during the IPO process and sees its stock value run up to $40 within hours of its first trade, it does not necessarily mean that the stock’s intrinsic value was not $25 and that any trade at the initial price should be invalidated. Your comment seems to imply that the Company should have foreseen a stock price increase to $1.10 per share in April when valuing shares at $0.01 per share in January. The Company believes that such a rise in stock price was not a gradual occurrence, but was spurred on by market forces only available to it after the stock began public trading in April 2005.

Question

5.

According to your response to part b. of prior comment one, you do not believe that the number of shares that you issued in exchange for the account payable was arrived at through a determination of their fair value. In that response and in your response to part c. of prior comment two, you responded that the vendor was simply trying to receive something of value and that there was no basis to conclude that the shares were then worth $2.08 per share. In light of your response, please address one of the following:

a.

Please tell us why it was appropriate to recognize the shares at $2.08 per share, as opposed to their fair value at the date of issuance, and to not recognize a gain or loss on the extinguishment of debt (the accounts payable). In so doing, please tell us whether APB 26 is applicable to the exchange and, if so, how your accounting is consistent with its specific provisions.

b.

Please amend your Form 10-KSB for December 31, 2004 and Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures to recognize the shares issued at their fair value at the date of issuance and recognize a gain or loss on extinguishment. In so doing, please provide us the information requested in parts f.i. and f.ii. of comment two in this letter about your determination of the fair value of these shares.

United States Securities and

  Exchange Commission

April 21, 2006

Answer

We believe that the exchange of stock for debt in March 2004 was not accounted for correctly. The Company owed a vendor $20,822 for goods. In March 2004, the vendor agreed to release its claims on the company in exchange for 10,000 shares of the Company’s common stock. The Company credited $100 to common stock and credited the remainder, $20,722, to additional paid in capital. The market value of the company’s common stock at the time of the settlement was $0.01 per share, and was supported by other transactions occurring at the same time as the settlement. What the vendor actually did was accept an asset of $100 and forgive the remainder of its debt. The Company should have recognized income, in the form of forgiveness of debt, in the amount of $20,722. The Company reported a $99,877 loss for the year ended December 31, 2004. This correction is not material to the December 31, 2005 balance sheet.

Notes to Consolidated Financial Statements, page F-6

4. Long Term Debt, page F-8

Note Payable, page F-8

Question

6.	We have the following comments about your responses to part b. of prior comment two:

a.

Please tell us why it is appropriate to record the shares issued for the forgiveness of debt based on a fair value determined by the parties to the transaction. As you also agreed to guarantee the price of the shares to be $3.50 per share, it is not clear how an agreement with the other party on the fair value of the shares at $0.01 per share is either substantive or informative.

Answer

The Company had a note payable to a third party in the amount of $400,000 plus accrued interest of $67,255 at July 23, 2003. The Company negotiated a settlement with this third party in an agreement dated July 23, 2003, whereby the Company settled all of its debt to this party in exchange for 82,300 shares of the Company’s common stock. The agreement also guaranteed that the claimant will realize a sales price of $3.50 per share if and when the claimant decides to sell his shares in the open market after an eighteen month holding period. Mendoza Berger & Company personnel called the Securities and Exchange Commission for guidance as to the accounting for this transaction.

United States Securities and

  Exchange Commission

April 21, 2006

They spoke to Bob Benton on March 24, 2004. They explained to Mr. Benton that the market value of the shares at the time of the settlement was $0.01 per share. They also explained that the guaranteed sale price would indicate that the Company still had a contractual obligation to the claimant for difference between the current market value of the shares, $823, and the guaranteed sales price of $288,050, for a liability of $287,227. The difference between the settlement amount, $288,050, and the original debt plus accrued interest, $466,432, would be recorded as a gain on the forgiveness of debt of $178,382. Mr. Benton concurred with this treatment. The Company believes that the transaction was properly recorded and is properly reflected in its financial statements.

Question

b.

While you responded that the determination was based upon the lack of a trading market, contemporaneous private placements, profitability, and future prospects, it is not clear that the value was $0.01 per share, as opposed to a different amount. In so doing, please provide us the information requested in parts f.i. and f.ii. of comment two above about how you determined the fair value of these shares.

Answer

Please refer to previous responses as to the Company’s methodology in arriving at the $0.01 per share valuation for its stock.

Question

c.

If you conclude that you should have used a different fair value for these shares, please amend your Form 10-KSB for December 31, 2004 and Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures accordingly. In so doing, please consider the effect of a different fair value on both the amounts recognized for the shares, the gain on extinguishment and the guaranteed market provision.

Answer

The Company believes that it used the correct valuations in arriving at the accounting for this transaction and that no restatement is necessary.

United States Securities and

  Exchange Commission

April 21, 2006

Question

7.

Please tell us why it would be appropriate to adopt EITF 00-19 at December 31, 2005 as you proposed in your response to part e. of prior comment two. In this regard, it would appear that your previously issued financial statements should have reflected the changes in the fair value of the guaranteed market provision since its issuance in July 2003.

Otherwise, as you have asserted that there were no changes in the fair value of this provision during 2003 and 2004, please amend your Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures to reflect the changes in the fair value of the provision that occurred during 2005. If you conclude that there were changes in the fair value of this provision during 2003 and 2004, please amend your Form 10-KSB for December 31, 2004 to restate your financial statements and the related disclosures to reflect those changes.

Answer

The Company believes that the transaction referred to in item 6, the guaranteed sales price of 82,300 shares of the Company’s common stock at $3.50 per share does fall within the scope of EITF 00-19. The earliest period which EITF 00-19 could be applied is April 2005, the first time the Company’s stock actually began trading. Any adjustment to the carrying value of the debt would need to be documented by actual trades, not just a market quote. The Company was proposing to apply the valuation provisions of EITF 00-19 at December 31, 2005. However, these provisions should have been applied for the 10-Q for the period ending June 30, 2005. The average market price for the shares during this period was $0.35 per share. Therefore, the liability should have been reduced by $0.34 per share or $27,982, with the corresponding entry to forgiveness of debt. The debt should then be measured each quarter and adjusted again if necessary. The Company will reflect this change in the December 31, 2005 Form 10-KSB and will reflect any subsequent changes in market value in future filings.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Part I-Item 1. Financial Statements, page 3

Consolidated Statement of Shareholders’ Equity (Deficit) (Unaudited), page 5

United States Securities and

  Exchange Commission

April 21, 2006

Question

8.

Based on your disclosures, please explain why valuing the shares issued for services in September 2005 at $0.01 per share complies with paragraphs 8 through 10 of SFAS 123, when your response to part e. of prior comment two noted that quotations for your stock had remained fairly consistent at $0.35 per share. Otherwise, please amend your Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures accordingly. Please note that we referenced this filing solely to consider your responses to our prior comments and did not otherwise review this filing.

Please respond to these comments and, as appropriate, amend your December 31, 2004 Form 10-KSB and subsequent Form 10-QSB within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitates our review. Please file your letter on EDGAR under the form label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

Answer

The shares your comment letter refers to is the issuance of 1,625,000 shares of the Company’s common stock in the third quarter of 2005. The Company had its transfer agent issue these shares in anticipation that they will need to be issued once a vendor had completed his work for the Company. At the time of the filing, the work had not been completed and the Company believed that the shares had not yet been earned. The effect of the Company’s actions now resulted in 1,625,000 shares being issued, but still being held by the Company. Since the work was not completed, the shares were not earned, and no value could be ascribed to them. These shares needed to be accounted for as having been issued, and technically, they were not treasury shares, since the Company did not acquire them though a stock purchase. Since the transfer agent confirmed they were issued, and Mendoza Berger & Company verified that the shares were still in the Company’s possession, and since a final value to the work could not, as yet, be determined, the Company decided to account for these shares at par value until such time as they are actually transferred to the vendor as payment. At that time, the transaction will be accounted for at market value on the date they were earned.

United States Securities and

  Exchange Commission

April 21, 2006

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please contact, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Very truly yours,

/s/ Herman Rappaport

Herman Rappaport

President and Chief Executive Officer